Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES RESULTS OF CONTINGENT RESOURCES STUDIES

FOR IMMEDIATE RELEASE, August 7, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is pleased to announce the results of contingent and prospective resource studies (the “Resource Reports”) recently completed by an independent qualified reserves evaluator on behalf of the Company, covering the Company’s interests in the Slave Point, Viking, Waskada, Swan Hills and Cardium. The Resource Reports further substantiate Penn West’s ongoing assessment of the oil resources potential contained in its asset base.

The Resource Reports were prepared by Deloitte LLP (“AJM Deloitte”) and are effective as of March 31, 2013. In addition to evaluating the Contingent Resources in each play, the Resource Reports include an estimate of the Total Petroleum Initially-in-Place (“Total PIIP”) attributable to Penn West’s interests.

The following table provides a summary of AJM Deloitte’s independent resource estimates attributable to Penn West’s interests in each area.

	Best Estimate of Resources(1) (MBOE)
Resource Class	Slave Point	Viking	Waskada	Swan Hills		Cardium(2)
Cumulative Production(3)	30,123	124,166	17,648	739,140		865,059
Proved plus Probable Reserves(3)	30,524	31,577	30,073	42,830		142,662

Total Commercial	60,647	155,743	47,721	781,970		1,007,721
Total Oil Contingent	110,391	101,518	108,093	134,826		532,889
Total Gas Contingent	3,717	69,343	5,711	37,059		123,771

Total Contingent Resources(4)(5)(6)	114,210	170,997	114,078	172,581		656,660
Unrecoverable(5)(8)	643,273	798,623	667,679	778,779		3,750,151

Total Discovered PIIP(7)	818,130	1,125,364	829,478	1,733,329		5,414,531

Total Oil Prospective	244,551	15,159	8,411	—		49,178
Total Gas Prospective	8,244	24,457	494	—		23,864

Total Prospective Resource(6)(9)	252,736	39,627	8,886	—	(10)	73,042
Unrecoverable(8)(9)	994,334	221,167	37,134	—		260,089

Total Undiscovered PIIP(7)(9)	1,247,070	260,794	46,021	—	(10)	333,131

(1)

All estimates of Resources and Reserves in the table represent the best estimate (or in the case of Reserves, the Proved plus Probable Reserves) of Company Gross interests (Total Company interest before deductions and excluding royalty interests). The best estimate is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate. The Total Discovered PIIP and Total Undiscovered PIIP estimates include Unrecoverable volumes and are not an estimate of the substances that will ultimately be recovered. See the Definitions section for a full description of each Resource category.

(2)	The Cardium summary is an arithmetic aggregation of individual probabilistic resource studies mechanically updated effective 31 Mar 2013 for the Alder Flats, Willesden Green and Pembina areas.
(3)

The cumulative production numbers are as of March 31, 2013. The Proved plus Probable Reserves numbers are as at December 31, 2012, adjusted for estimated production from December 31, 2012 to March 31, 2013, as evaluated and/or audited by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited; for further information regarding the previously reported Reserves numbers, see Appendix A to Penn West’s

Annual Information Form dated March 13, 2013. From December 31, 2012 to March 31, 2013, total cumulative production from the properties identified in the table was approximately 4670 MBOE. AJM Deloitte did not conduct an evaluation and/or audit of Penn West’s reserves in the Resource Reports.
(4)	The economic viability of Penn West’s Contingent Resources as estimated in the above table is undetermined, as economic studies have not yet been completed.
(5)	There is no certainty that it will be commercially viable to produce any portion of these resources.
(6)

The Total Contingent Resources and Total Perspective Resources may not equal the arithmetic sum of the subcategories of the resources because statistical principles indicate that an arithmetic sum of probabilistically aggregated volumes may be misleading as to the volumes that may actually be recovered. In addition, the reader should note that the estimates of reserves and resources for individual properties may not reflect the same confidence level as estimates of reserves and resources for all properties, due to the effects of aggregation.

(7)

The Total Discovered PIIP and Total Undiscovered PIIP estimates include Unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. See the Definitions section for a full description of each Resource category.

(8)

A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

(9)	There is no certainty that any portion of these resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.
(10)	AJM Deloitte considers the Swan Hills area fully discovered and consequently did not assign any Undiscovered PIIP (including Prospective Resource) volumes to the area.

The Resource Reports were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The following provides additional information relating to the Resource Reports for each area:

Slave Point

The Slave Point resource play is located north and northwest of Edmonton, Alberta. At March 31, 2013, Penn West had an interest in approximately 345,326 gross acres in the area with an average working interest of 91% (315,283 net acres). Penn West’s holdings in the Slave Point area include, among others, lands in the Loon, Red Earth, Otter, Sawn and Senex areas.

Contingencies in the Slave Point area which must be overcome to enable the classification of contingent resources as reserves include regulatory approval for surface facilities, Penn West internal approvals, waterflood applicability and timing of development. Internal approvals for the Slave Point prospect will be heavily influenced by initial horizontal drilling results, and the development may be deferred for other prospects within Penn West’s resource portfolio.

The estimate of Contingent Resources has not been adjusted for risk based on the chance of development. The Contingent Resource estimates for the Slave Point area assume the extensive use of horizontal wells for both primary and secondary (waterflood) recovery. Positive factors relevant to the Contingent Resource estimates include the extensive history of commercial petroleum production in the area, including geological and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure ownership. Uncertainties associated with recovery of the Slave Point Contingent Resources include, but are not limited to, the successful implementation of horizontal well secondary recovery processes. Another uncertainty involves potential differences between the current recovery factor for any specific location and the corresponding ultimate recovery factor considering varied recovery techniques over a large area that will ultimately be based on economic viability and technical success. These uncertainties were reflected in the recovery factor distribution employed in the evaluation of the estimated Contingent Resources.

Viking

The Viking resource play is located in western Saskatchewan and east central Alberta and is divided into two distinct plays: the Viking oil play in Saskatchewan and a combined oil and natural gas play in eastern Alberta. At March 31, 2013, Penn West had an interest in approximately 822,680 gross acres in the area with an average working interest of 85% (697,480 net acres). Penn West’s holdings in the Viking area include, among others, lands in the Dodsland, Avon Hills, Buffalo Coulee, Hoosier, Fusilier, Luseland, Esther, Altario and Monitor areas.

Contingencies in the Viking area which must be overcome to enable the classification of contingent resources as reserves include regulatory approval for surface facilities, Penn West internal approvals, timing and commerciality of development. Internal approvals for this prospect will be heavily influenced by horizontal drilling and infill results, and the development may be deferred for other prospects within Penn West’s resource portfolio.

The estimate of Contingent Resources has not been adjusted for risk based on the chance of development. The Contingent Resource estimates for the Viking area assume the extensive use of horizontal wells for both primary and secondary (waterflood) recovery. Positive factors relevant to the Contingent Resource estimates include the extensive history of commercial petroleum production in the area, including geological and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure ownership. Uncertainties associated with recovery of the Viking area Contingent Resources include, but are not limited to, the successful implementation of horizontal well secondary recovery processes. Another uncertainty involves potential differences between the current recovery factor for any specific location and the corresponding ultimate recovery factor considering varied recovery techniques over a large area that will ultimately be based on economic viability and technical success. These uncertainties were reflected in the recovery factor distribution employed in the evaluation of the estimated Contingent Resources.

Waskada

The Waskada resource play is a tight, light-oil play located near Waskada in southwestern Manitoba near the Canada/U.S. border. At March 31, 2013, Penn West had an interest in approximately 62,809 gross acres in the area with an average working interest of 98% (61,553 net acres).

Contingencies in the Waskada area which must be overcome to enable the classification of contingent resources as reserves include regulatory approval for surface facilities, Penn West internal approvals, technical success in waterflooding, timing and commerciality of development. Internal approvals for this prospect will be heavily influenced by horizontal drilling results, and the development may be deferred for other prospects within Penn West’s resource portfolio.

The estimate of Contingent Resources has not been adjusted for risk based on the chance of development. The Contingent Resource estimates for the Wascada area assume the extensive use of horizontal wells for both primary and secondary (waterflood) recovery. Positive factors relevant to the Contingent Resource estimates include the extensive history of commercial primary petroleum production in the area, including geological and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure and facility ownership. It is with extended horizontal wells and multi-stage fracturing technology that the majority of this resource will be developed. Uncertainties pertaining to expected secondary recovery factors using this technology in the Spearfish area remain. The recent age of the wells makes it difficult to confidently estimate recovery factors for any specific location and the corresponding ultimate recovery factor. These uncertainties were reflected in the recovery factor distribution employed in the evaluation of the estimated Contingent Resources. The economic feasibility and technical success of each recovery mechanism will need to be evaluated separately and will ultimately affect the total development.

Swan Hills

The Swan Hills resource play is located north and northwest of Edmonton, Alberta. At March 31, 2013, Penn West had an interest in approximately 184,320 gross acres in the area with an average working interest of 53% (96,801 net acres). Penn West’s holdings in the Swan Hills area includes, among others, lands in the Swan Hills, South Swan Hills, Virginia Hills, Freeman and House Mountain areas.

The Upper Swan Hills contingent resources are limited to enhanced recovery initiatives. In the Lower Swan Hills platform, further development will be heavily influenced by current horizontal drilling results, and the development may be deferred for other prospects within Penn West’s resource portfolio. Other contingencies include Penn West internal approvals, timing and the overall commerciality of each type of development. Specifically, enhanced recovery initiatives such as further solvent flooding and carbon dioxide miscible flood programs will require significant study on economic feasibility.

The Contingent Resource estimates for the Swan Hills area assume the extensive use of horizontal wells for both primary and secondary (waterflood) recovery. Positive factors relevant to the Contingent Resource estimates include the extensive history of commercial petroleum production in the area, including geological and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure ownership. Uncertainties associated with recovery of the Swan Hills Contingent Resources include, but are not limited to, the successful implementation of horizontal well secondary recovery processes. Any remaining uncertainty between the current recovery factor for any specific location and the corresponding ultimate recovery factor are reflected in the recovery factor distribution employed in the evaluation of the estimated Contingent Resources. The economic feasibility and technical success of each recovery mechanism will need to be evaluated separately and will ultimately affect the total development.

Cardium

The Cardium trend is located in west central Alberta and extends from Calgary to Grande Prairie, Alberta. Penn West’s lands fall mainly between Red Deer and Edson, Alberta. At March 31, 2013, Penn West had an interest in approximately 955,680 gross acres in the area with an average working interest of 65% (625,621 net acres). Penn West’s holdings in the Cardium include, among others, lands in the Willesden Green, Alder Flats and West Pembina areas.

The contingencies which must be overcome to enable the classification of Cardium Contingent Resources as reserves include, but are not limited to, regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners, and the technical and economic success of development programs.

The estimate of Contingent Resources has not been adjusted for risk based on the chance of development. The Contingent Resource estimates for the Cardium assume the same recovery process and well types currently being used to operate Penn West’s Cardium properties. Positive factors relevant to the Contingent Resource estimates for the Cardium include the extensive history of commercial petroleum production in the Cardium, including geological and production performance history, the use of well-established economic recovery methods and well technology, and dominant production infrastructure ownership. Uncertainties associated with recovery of the Cardium Contingent Resources include, but are not limited to, the current recovery factor for any specific location and the corresponding ultimate recovery factor. These uncertainties were reflected in the recovery factor distribution employed in the evaluation of the estimated Contingent Resources. The timing of the recovery of these Contingent Resources is also uncertain, and depends on factors including the priority assigned by the Company to development, technical and economic success and commodity prices.

DEFINITIONS

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

Discovered Petroleum Initially-In-Place (“Discovered PIIP”) (equivalent to “discovered resources”) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place includes production, reserves, and contingent resources; the remainder is unrecoverable.

MBOE means thousand barrels of oil equivalent.

Production is the cumulative quantity of petroleum that has been recovered at a given date.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status.

Proved Reserves are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Resources is a general term that may refer to all or a portion of Total PIIP.

Total Petroleum Initially-In-Place (“Total PIIP”) (equivalent to “total resources”) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered.

Undiscovered Petroleum Initially-In-Place (“Undiscovered PIIP”) (equivalent to “undiscovered resources”) is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of Undiscovered PIIP is referred to as Prospective Resources; the remainder is Unrecoverable.

Unrecoverable is that portion of Discovered PIIP or Undiscovered PIIP which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Penn West’s Annual Information Form, dated March 13, 2013, which contains more detailed information relating to our Reserves, can be accessed on our website at www.pennwest.com, and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Penn West common shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures relating to, among other things, the expected contingencies associated with the Company’s contingent resources, the ability to re-classify contingent resources as reserves, the possibility of re-classifying unrecoverable resources as recoverable resources and the expectations of recovery of the Company’s discovered and undiscovered petroleum initially-in-place, prospective resources and contingent resources. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our security holders; changes in government royalty frameworks; uncertainty of obtaining required approvals for dispositions, acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Barrels of Oil Equivalent

In this press release the terms barrels of oil equivalent (“BOE”) and thousand barrels of oil equivalent (“MBOE”) are used. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.